UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER: 000-12713

(CHECK ONE):  [ ] Form 10-K   [X] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
              [ ] Form 10-D   [ ] Form N-SAR  [ ] Form N-CSR
              For Period Ended:         MARCH 31, 2006
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              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended: _____________________________

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

NEC Corporation
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Full Name of Registrant

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Former Name if Applicable

7-1, Shiba 5-chome, Minato-ku
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Address of Principal Executive Office (Street and Number)

Tokyo, Japan  108-8001
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City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
[ ] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The delay in the filing of the Form 20-F for the fiscal year ended March 31, 2006 is principally the result of the need for further analysis to support recognition of revenue from maintenance and support services provided as part of multiple element arrangements with respect to IT solutions. Specifically, NEC has been unable to gather the data necessary to complete the audit with respect to the vendor specific objective evidence of the relative fair value of maintenance and support services. This compilation and analysis must be completed in order for NEC's outside auditor to complete the audits under U.S. Public Company Accounting Oversight Board ("PCAOB") standards of NEC's consolidated financial statements as of and for the fiscal year ended March 31, 2006 and NEC's restated consolidated financial statements for prior years.


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Fujio Okada               813                   3798-6535
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             (Name)             (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

     NEC, however, intends to file an amendment to its previously filed annual report on Form 20-F/A for the fiscal year ended March 31, 2005.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     At this time and pending completion of the revenue recognition analyses and additional audit procedures under PCAOB standards, NEC is unable to determine whether any adjustments to the previously announced financial results will be required as a result of the ongoing review of the revenue recognition issues.

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                                NEC CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  September 29, 2006             By  /s/ Yasuo Matoi
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                                         Yasuo Matoi
                                         Executive Vice President
                                         and Member of the Board



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